UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported):   March 2, 2007

Associated Estates Realty Corporation
(Exact name of registrant as specified in its charter)

Commission File Number 1-12486

Ohio	34-1747603
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)
1 AEC Parkway, Richmond Hts., Ohio	44143-1467
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code (216) 261-5000

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy
the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 5.02 Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers; Compensatory Arrangements of Certain Officers

On February 26, 2007, The Executive Compensation Committee (the "Committee") of the Board of Directors of Associated Estates Realty Corporation (the "Company") acted on the following matters:

a)   2007 Annual Incentive Plan:

The Committee established the terms of the Company's annual incentive plan established for fiscal year 2007. Incentive opportunities have been established for each executive at threshold, target, and high levels and are expressed as a percentage of base salary. Target bonus opportunities for each executive are as follows: Jeffrey I. Friedman, Chairman of the Board and Chief Executive Officer ("CEO") - 92%; John Shannon, Senior Vice President of Operations - 70%; Martin Fishman, Vice President and General Counsel - 40% and Lou Fatica, Vice President, Treasurer and Chief Financial Officer - 60%. Threshold and high opportunities generally range from 50% to 150% of target, respectively.

The plan is intended to provide incentives to the Company's executive officers for achieving certain performance goals based on three metrics: same property net operating income ("NOI") benchmarks as defined by the Committee, business unit objectives as recommended by the CEO and approved by the Committee and individual performance. The weighting on each of these metrics varies for each officer from 0% to 80% of the total bonus.

Bonuses, if earned, are paid in cash. Bonus awards will be approved by the Committee following approval by the Company's Audit Committee of the 2007 fiscal year annual NOI amount and a report from the CEO on each executive's level of achievement of business unit objectives and individual performance.

b)   2007 Long Term Incentive Plan:

The Committee also established the terms of the Company's 2007 Long Term Incentive Plan ("LTIP") that is intended to create a stronger link to shareholder returns, reward long-term performance, and foster retention of the executives. Each executive has threshold, target, and high award opportunities that are expressed as a percentage of base salary. Target LTIP opportunities for each executive are as follows: Jeffrey I. Friedman, CEO - 208%, John Shannon, Senior Vice President of Operations - 100%, Martin Fishman, Vice President and General Counsel - 50%, and Lou Fatica, Vice President, Treasurer and Chief Financial Officer - 80%. Threshold and high opportunities generally range from 50% to 150% of target, respectively.

The framework of the LTIP includes two components:

1.   A single-year component that comprises approximately 50% of the long-term award. This component focuses on three metrics: total shareholder return ("TSR") 30%, strategic objectives (35%) and same store NOI growth (35%) over a one-year period and continued employment with the Company.

     i)   Objectives are established annually at the beginning of the year and evaluated at the conclusion of the year. If one or all of the objectives is met, a grant of restricted shares will be issued. One-third of the issued shares will vest immediately and the remaining two-thirds would vest in equal, annual installments. Restricted shares, if issued, have voting rights, and dividends will be paid during the restricted period.

2. The second component is a multi-year component that focuses on performance over a three-year measurement period. On an annualized basis, this component comprises 50% of the total LTIP and over the three-year period, is intended to provide opportunities that are equal to three times the single year component. The multi-year long term component focuses on three-year total shareholder return (75%) and continued employment with the Company (25%).

i) Total shareholder return threshold, target and high objectives are established at the beginning of the three-year measurement period and a grant of restricted shares is issued at that time. Performance objectives related to TSR will be evaluated at the end of the three-year period and, if achieved, the shares will vest entirely one year after the conclusion of the three-year measurement period. If total shareholder return objectives are not met, only the portion of shares that is attributable to continued employment with the Company will vest. Restricted shares have voting rights and dividends accrue and earn interest at a rate determined by the Committee during the restricted period. Only the dividends and accrued interest attributable to shares that vest will be paid when shares vest.

ii) Grants under the multi-year component are issued and metrics and objectives are established every three years.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ASSOCIATED ESTATES REALTY CORPORATION

March 2, 2007   /s/ Lou Fatica
(Date)   Lou Fatica, Vice President,
                                                 Chief Financial Officer and Treasurer